Gerostate Alpha Inc.

(a Delaware Corporation)

Financial Statements (unaudited)
Years ended
December 31, 2020 & 2021

Prepared by:
Gerostate Alpha



September 21, 2021

To: Board of Directors of Gerostate Alpha Inc.

Attn: Simon Melov, CEO

Re: 2021 and 2020 Financial Statements – Gerostate Alpha Inc.

Report on the Financial Statements

Opinion

We have produced the financial statements of Gerostate Alpha Inc., which comprise the balance sheets as of December 31, 2021 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gerostate Alpha Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America. The following statements, produced internally, complement the previous two independent reports commissioned last year (one of which was audited) and which spanned the period of 2019-2020. The current statements indicate the company has more cash on hand going into 2022 than it had going into 2021. Depending on changes in current burn rate Gerostate Alpha Inc. will likely need to raise more funds in early 2023.

Mark Lucanic, PhD
Co-founder, CTO
Gerostate Alpha

GEROSTATE ALPHA, INC.
BALANCE SHEET
Years Ended December 31, 2020 and December 31, 2021

ASSETS	2021	2020
Current Assets		
Cash and cash equivalents	$ 712,508	$ 302,791
Accounts Receivable	0	0
Total Current Assets	**712,508**	**302,791**
Other Assets		
Prepaids	10,201	33,808
R&D Tax Credit	7,061	17,252
Total Investments - Other	**17,262**	**51,060**
Property and Equipment		
Machinery and equipment	93,963	92,331
Accumulated Depreciation	(59,356)	(39,911)
Intangibles	12,990	12,990
Accumulated Amortization	(9,382)	(5,052)
Total Other Assets	**34,607**	**60,359**
Total Assets	**767,986**	**414,210**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2021	2020
Current Liabilities		
Accounts Payable	7,096	3,564
Credit Cards	2,567	1,876
Accruals, Payroll and PTO	34,271	40,043
Deferred Rent	731	732
401K Payable	688	2,631
Total Current Liabilities	**45,353**	**48,845**
Long-Term Liabilities		
PPP Loan	0	54,800
Total Long-Term Liabilities	**0**	**54,800**
Total Liabilities	**45,353**	**103,645**
Stockholders' equity		
Common Stock, $0.00001 par value; 10,000,000 authorized; 7,681,253 issued and outstanding	70	70
Additional Paid in Capital	11	11
Safe Notes	3,143,076	2,334,986
Retained Earnings	(2,434,171)	(2,024,502)
Total Stockholders' Equity	**708,986**	**310,565**
Total Liabilities and Stockholders' Equity	**$ 767,986**	**$ 414,210**

GEROSTATE ALPHA, INC.
INCOME STATEMENT
Years Ended December 31, 2020 and December 31, 2021

	2021	2020
Revenues	$ -	$ -
Cost of revenues		-
Net Profit	-	-
Operating Expenses		
General and administrative	113,066	111,257
Software and web services	13,940	14,095
Payroll	200,832	338,023
Professional Services	52,704	9,391
R&D	15,823	141,909
Other operating expenses	23,122	26,256
Total Operating Expenses	**419,487**	**641,932**
Other Income		
Other (income) /expense	(87,030)	(1,070)
Total Operating Expenses	**(87,030)**	**(1,070)**
Net Income (Loss)	**$ (332,457)**	**$ (640,862)**

GEROSTATE ALPHA, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2020 and December 31, 2021

	Common Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings	Total Stockholders' Deficit
	Shares	Value ($0.00001 par)				
Balance as of January 1, 2019	**6,906,253**	**$69**	**$-**	**$1,049,986**	**$ (461,608)**	**$ 588,447**
Issuance of Common Stocks	**120,000**	**1**	**11**			**12.00**
Issuance of SAFE Notes	-	-	-	1,035,000	-	**1,035,000**
Net loss	-	-	-	-	(922,032)	**(922,032)**
Balance as of December 31, 2019	**7,026,253**	**70**	**11**	**2,084,986**	**(1,383,640)**	**701,427**
Issuance of Common Stocks	-	-	-	-	-	-
Issuance of SAFE Notes	-	-	-	250,000	-	**250,000**
Net loss	-	-	-	-	(640,862)	**(640,862)**
Balance as of December 31, 2020	**7,026,253**	**$ 70**	**$11**	**$ 2,334,986**	**$ (2,024,502)**	**$ 310,565**
Issuance of Common Stocks	-	-	-	-	-	-
Issuance of SAFE Notes	-	-	-	839,622	-	**839,622**
Net loss	-	-	-	-	(332,457)	**(332,457)**
Balance as of December 31, 2021	**7,026,253**	**$ 70**	**$11**	**$ 3,174,608**	**$ (2,434,171)**	**$ 708,986**


GEROSTATE ALPHA, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and
December 31, 2021


	2021	**2020**
Cash Flows from Operating Activities		
Net Income (Loss)	$ (332,457)	$ (640,862)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation & Amortization	23,123	22,796
Changes in operating assets and liabilities:		
Increase (Decrease) in prepaids	(23,607)	24,872
Increase (Decrease) in tax credit	(10,191)	(16,023)
Increase (Decrease) in accounts payable	3,532	3,312
Increase (Decrease) in credit cards	691	(3,657)
Increase (Decrease) in accruals	(5,772)	(3,399)
Increase (Decrease) in 401K payable	(1,943)	1,542
Increase (Decrease) in Deferred Rent		
Net cash provided by (used in) operating activities	**(343,570)**	**(629,118)**
Cash Flows from Investing Activities		
Machinery and Equipment	-	-
Intangible Assets: Software	-	-
Net cash used in investing activities	**-**	**-**
Cash Flows from Financing Activities		
Issuance of Safe Notes	839,622	250,000
PPP Loan	-	54,800
Issuance of Common Stock		
Net cash used in financing activities	**753,287**	**304,800**
Net change in cash and cash equivalents	**409,707**	**(324,318)**
Cash and cash equivalents at beginning of period	302,791	627,109
Cash and cash equivalents at end of period	**$ 712,508**	**$ 302,791**

GEROSTATE ALPHA, INC.
NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Gerostate Alpha, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on June 8, 2018. The Company is in the development of pharmaceuticals to treat aging and age-related disease by using unique species and proprietary paradigms. The Company's headquarters are in Novato, California. The company began operations in 2018.

Since Inception, the Company has relied on the issuance of SAFE notes and securing loans to fund its operations. These matters raise concern about the Company's ability to continue as a going concern. During the next eighteen months, the Company intends to raise additional capital through further investment. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $712,508 and $302,791 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of

material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021 and December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
•   Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•   Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•   Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling app subscriptions. The Company's payments are generally collected upfront. As of December 31, 2021 and 2020, the Company has $0 and $0 of revenue, respectively.

In 2020, the Company had other income of $3,000 related to Government fund income.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Recent Accounting Pronouncements
In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – Fixed Assets and Intangible

Fixed assets and intangibles at December 31, 2020 and 2019 consists of the following:

	2021	2020
Machinery and equipment	93,963	92,331
Intangibles	12,990	12,990
Accumulated Depreciation	(59,356)	(44,962)
Total	47,597	60,359

Depreciation and amortization expenses totaled $23,123 and $22,796 for the years ended December 31, 2021 and 2020, respectively (see Note 2 – Fixed Assets).

NOTE 4 – LOANS

PPP Loan

In April 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through First Republic Bank for a total of $54,800. The loan matures on April 2022 and has an interest rate of 1.00% per annum. In 2021, the Company applied and received full forgiveness on the 2020 PPP loan of $54,800.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020 and will be filing the return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

Common Stock:

Under the certificate of incorporation, the Company has authorized the issuance of up to 10,000,000 shares of common stock at a $0.00001 par value. As of December 31, 2021 and 2020, the Company had 7,026,253 issued and outstanding.

Additional Paid-In Capital – SAFEs

In 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $250,000. The SAFEs are automatically convertible into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 100% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $839,622. The SAFEs are automatically convertible into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 100% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of either $15,000,000 or $18,000,000 individual SAFEs varying, divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

As of December 31, 2021 and December 31, 2020 is a total of $3,174,608 and $2,334,986 issued SAFEs, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

Licenses and Services Agreement

On July 16, 2018, the Company entered into a License and Services Agreement with a third party for use of its laboratory facilities and equipment in exchange for Administrative Service and Licensed Lab Service fees of $2,000 and $95,428 per year, respectively. In addition to these fees, the Company granted the third party 423,203 shares of Common Stock at a purchase price of $0.00001 per share for $4.24.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.
Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through February 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.